

Mailstop 3233

June 30, 2016

Via E-mail
Mr. Hisham A. Kader
Chief Financial Officer
W.P. Carey, Inc.
50 Rockefeller Plaza
New York, New York 10020

> **Re:** **W.P. Carey, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13779**

Dear Mr. Kader:

We have reviewed your June 7, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our May 24, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Property Level Contribution, page 49

1.   We note your response to our prior comment 1 and are unclear how you concluded the measure of Property Level Contribution does not meet the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. Although this measure is calculated using GAAP numbers, it is not a GAAP number presented on the consolidated statement of operation. Additionally, it appears that this measure excludes certain items included in the closest related GAAP measure (e.g. net income). In future filings please ensure this measure meets all of the disclosure requirements of Item 10(e) of Regulation S-K. In addition, we are unclear how you have applied the guidance in question 104.04 of the C&DI related to Non-GAAP Financial Measures with respect to your measure of segment NOI.

        You may contact (Staff Accountant) at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Branch Chief
                                        Office of Real Estate and
                                        Commodities